Exhibit 2.2

Restoragen, Inc.

Balance Sheet

As of April 30, 2003

ASSETS
Current Assets
Cash and cash equivalents	$3,173,573

Accounts Receivable
Accounts Receivable	—

Other Current Assets
Prepaid Insurance	133,094
Prepaid Legal Fees	90,111
Total Other Current Assets	223,205

Total Current Assets	3,396,778

Fixed Assets
Property and equipment, net of accumulated depreciation $14,700	13,230
Total Fixed Assets	13,230

Other Assets
Loan Origination Fees	166,667
Total Other Assets	166,667

TOTAL ASSETS	$3,576,675

LIABILITIES & SHAREHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	$522,560
Total Accounts Payable	522,560

Other Current Liabilities
Accrued Corporate Restructuring - Current	610,027
Accrued Interest - Current	1,905,780
Note Payable - Current	18,000,000
Equipment Purchase Financing - Current	229,788
Note Payable Transamerica - Current	451,285
Total Other Current Liabilities	21,196,880

Total Current Liabilities	21,719,440

Long Term Liabilities
Accrued Corporate Restructuring - LT	412,320
Equipment Purchase Financing - LT	459,388
Note Payable Transamerica - LT	498,396
Total Long Term Liabilities	1,370,104

Total Liabilities	23,089,544

Redeemable preferred stock
Series A and A,F ($0.01 par value, 11,750 and 211,750 shares authorized, 11,750 and 20,092 issued and outstanding, at redemption value)	2,048,906

Shareholders’ deficit
Common stock, ($0.01 par value, 40,000,000 shares authorized, 7,379,415 shares issued and outstanding)	73,794
Convertible preferred stock, Series B,C,D,E,F,G,H ($0.01 par value, 706,500 shares authorized, 354,442 shares issued and outstanding)	3,544
Additional paid-in capital	81,316,926
Deficit accumulated during development stage	(102,956,039)
Total Shareholders’ deficit	(21,561,775)

TOTAL LIABILITIES, PREFERRED STOCK & SHAREHOLDERS’ DEFICIT	$3,576,675